PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121




06018002

24th October 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 23rd October 2006:

"Statement regarding speculation"

Yours faithfully





Stephen Huddle
Company Secretary

Enc



PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Statement regarding speculation

In response to speculation, Premier Oil Plc confirms that it has received a preliminary and conditional proposal regarding a possible offer for the Company. The proposal is subject to a number of conditions, including due diligence and financing. Discussions are at an extremely early stage and, consequently, there can be no certainty that an offer will be made nor as to the terms on which any offer might be made. A further announcement will be made when appropriate.

23 October 2006